VALASSIS COMMUNICATIONS, INC.

19975 Victor Parkway

Livonia, Michigan 48152

(734) 591-3000

October 16, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Krebs, Esq., Special Counsel

Re:	Valassis Communications, Inc.

Definitive Schedule 14A Filed April 9, 2007

File No. 1-10991

Dear Ms. Krebs:

Valassis Communications, Inc. (the “Company”) is working expeditiously to respond to the comments set forth in the letter (the “Comment Letter”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated August 21, 2007, relating to the Definitive Schedule 14A filed by the Company with the Commission on April 9, 2007.

Given your recent discussions with our outside counsel, the Company respectfully requests an additional extension of time to respond to the Comment Letter. The Company anticipates submitting to the Staff a response to the Comment Letter on or about November 19, 2007.

If you have any questions, please feel free to contact me at (734) 591-7386 or Amy Leder, the Company’s outside counsel, at (212) 547-5514.

Thank you for your consideration of this request.

Sincerely,

/s/ Barry P. Hoffman Barry P. Hoffman
Executive Vice President and General Counsel

cc:	Amy S. Leder, Esq.

Jonathan Rochwarger, Esq.

McDermott Will & Emery LLP